Filed by Nuveen Insured California Tax-Free Advantage Municipal Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Companies:

Nuveen Insured California Tax-Free Advantage Municipal Fund

Commission File No. 811-21212

Nuveen Insured California Premium Income Municipal Fund, Inc.

Commission File No. 811-06620

Nuveen Insured California Premium Income Municipal Fund 2, Inc.

Commission File No. 811-07492

Nuveen Insured California Dividend Advantage Municipal Fund

Commission File No. 811-09449

NUVEEN CLOSED END FUNDS

IMPORTANT NOTICE:

ANNUAL MEETING OF SHAREHOLDERS ADJOURNED UNTIL

MARCH 30, 2012

Dear Shareholder:

We recently sent you proxy materials concerning important proposals affecting your fund(s), which were considered at the Annual Shareholders Meeting held on Friday, February 24, 2012. Other than for Proposal 1, Election of Board Members, the meeting has been adjourned in order to allow more time for shareholders to cast their votes for the other proposals. The meeting will reconvene on March 30, 2012 at 2:00 p.m., Central time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL. This letter was sent because you held shares in one or more of the funds on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” EACH OF THE PROPOSALS

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS AVOID UNNECESSARY COMMUNICATIONS WITH SHAREHOLDERS

AND ELIMINATES PHONE CALLS

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

The proxy materials we sent you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. If you have any questions regarding the proposals, or need assistance with voting, you may call Computershare Fund Services, each fund’s proxy solicitor, toll free at 1-866-963-5818.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.